Joe Laxague Partner jlaxague@cronelawgroup.com

Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

October 13, 2023

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Julie Sherman
Terence O'Brien
Conlon Danberg
Margaret Schwartz

Re:	Oriental Rise Holdings Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted September 1, 2023
CIK No. 0001964664

Dear Mr. Danberg and Ms. Schwartz

On behalf of Oriental Rise Holdings Limited, a Cayman Islands corporation (the “Company”), we write in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 26, 2023, with reference to the Company’s Draft Registration Statement on Form F-1 filed with the Commission on September 1, 2023, (the “Registration Statement”). We also simultaneously file with the Commission an amended Registration Statement on Form F-1 in response to such comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 1, 2023

Commonly Used Defined Terms, page ii

1.	We note your response to previous comment 2 and re-issue the comment in part. Please revise your definition of "China" or the "PRC" to clarify that it includes the Hong Kong and Macau Special Administrative Regions. Additionally, please also state that the legal and operational risks associated with having substantially all of your operations in China would apply to any future operations in Hong Kong or Macau.

Response: In response this comment, the Company has amended the Registration Statement to revise the definition of “China” or the “PRC” to expressly include the special administrative regions of Macau and Hong Kong. The Company has also amended the Registration Statement under the caption “Risk Factors” to disclose that the legal and operational risks associated with having substantially all of our operations in China may apply to any future operations in Hong Kong or Macau.

However, the Company respectfully advises the Staff that because the special administrative regions of Macau and Hong Kong operate under regulatory and legal regimes that are separate and distinct from the regulations and laws of the PRC. For example, the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), is a national law of the PRC and constitutional document for Hong Kong and provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems. Similar constituent legal arrangements and conventions apply to the regulatory and legal regime in Macau. Accordingly, the Company does not believe that that the legal and operational risks associated with having substantially all of our operations in China would, at the present time, materially impact any future operations in Hong Kong or Macau.

Our Business Strategy

Purchase of an automatic production line for production of refined tea, page 7

2.	We note your response to previous comment 5 and re-issue the comment. The prospectus refers to anticipated purchases of (i) four automatic production lines for production of primarily-processed white tea and (ii) one additional production line for the production of refined tea. The existing disclosure you referenced regarding the US$0.73 million (RMB 4.90 million) purchase appears to relate only to the four production lines for primarily processed white tea. If known, please also provide an estimated cost for the planned purchase of the fifth automatic production line for the production of refined tea and note if you intend to make this purchase using the expected net proceeds from the offering. If the estimated US$0.73 million purchase price includes all five production lines, please revise the disclosure to clarify.

Response: In response this comment, the Company has amended the Registration Statement under the captions, “Prospectus Summary—Our Business Strategy” and “Business—Our Business Strategy” to clarify that the estimated cost for the purchase of a fifth automatic production line for the production of refined tea using the expected net proceeds from the offering is in addition to the estimated costs associated with the purchase of four automatic production lines for the production of primarily-processed white tea. The Company has further the Registration Statement under the captions, “Use of Proceeds" to reflect the foregoing allocation of net proceeds.

Description of Share Capital, page 136

3.	We see that in response to our prior comment 10 you indicate that the 9,599,900 shares were issued at $0.001 which appears to be consistent with your disclosure on page II-1, however, your disclosure in footnote 17 indicates that they were issued at $0.01. Please advise.

Response: In response this comment, the Company, in consultation with its independent auditors, has amended the notes to the financial statements included in the Registration Statement to clarify in footnote 18 (previously footnote 17) that the 9,599,900 Ordinary Shares were issued at $0.001 par value per share.

4.	Please refer to our prior comment 11. Please explain to us in further detail how you determined the fair value of the common stock underlying your equity issuances during the last twelve months, and provide us with the significant reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: In response this comment, the Company respectfully advises the Staff that the Company believes that the initial issuances of shares to the Company’s founders Mr. Chun Sun Wong, Mr. Wai Kwong Fong and Dr. Deming Zhou (as beneficial owners of Plentiful Thriving Limited, Affluent Kind Limited and Risingstar Limited, respectfully) at the then-par value of $0.001 per share was necessary and appropriate given the start-up nature of the Company at such time. The Company further believes that the issuance of additional shares to the Company’s founders Messrs. Wong and Fong and Dr.  Zhou (as beneficial owners) on January 10, 2023, again at the then- par value of $0.001 per share, reflected the arm’s length negotiation with the additional investors WZ Global (BVI) Limited, ECF (BVI) Limited and HKC Global (BVI) Limited, with the mutual understanding of all such parties that the founders would retain a 60% ownership interest in the Company while the additional investors would obtain a 40% ownership interest in the Company, in both cases prior to any public offering of shares. The difference in per-share price offered by the Company on January 10, 2023 reflected the relative timing of each party’s initial investment in the Company.

Subsequent to the January 10, 2023 issuances, as the Company’s board of directors and shareholders entertained discussions regarding an initial public offering of the Company accessing the United States’s capital markets, and following the engagement and involvement of the Company's independent third-party financial advisors and investment bankers, US Tiger Securities, Inc., the Company agreed that a per share offering price of $4.00 per Ordinary Share reflects fair estimation of the valuation of the Company given a variety of factors, including recent operating results of the Company, the results of public offerings of shares by similarly situated issuers and current general conditions of capital markets in the United States.

Differences in Corporate Law

Shareholders' Suits, page 141

5.	We note your statement that "[o]ur post-offering articles of association contains a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, willful default or dishonesty of such director." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please add a risk factor disclosing this provision and discussing the related risks, including that this provision may discourage claims and limit shareholders' ability to bring claims.

Response: In response this comment, the Company has amended the Registration Statement to disclose that the Company does not take a position as to whether such provision in our amended and restated articles of association are enforceable under U.S. state or federal law, including but not limited to the Securities Act or the Exchange Act, and that the Commission has taken the position that waivers of compliance with provisions of federal securities laws, including the Securities Act or the Exchange Act, are against public policy and therefore void as a matter of federal law. In addition, the Company has amended the Registration Statement to add a risk factor to address the uncertainty arising from such provision in our amended and restated articles of association.

General

6.	We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023.

Response: In response this comment, the Company has amended the Registration Statement to restore a substantial majority of the Company’s disclosures in these areas to the disclosures as they existed in the Registration Statement filed as of July 7, 2023.

However, the Company respectfully advises the Staff that the Company has modified certain disclosures, in consultation with PRC counsel, based upon guidance from the CSRC to similarly-situated companies relating to legal and operational risks associated with operating in China, including:

●	that that CSRC does not consider their applicable regulations and guidance “vague and uncertain” (cover page and related disclosure);

●	that even though the New Administrative Rules Regarding Overseas Listings are newly promulgated, it may not be accurate to say their application and enforcement remain unclear, as the CSRC has actually published certain guidelines re the Trial Measures;

●	with respect to capital outflows and the RMB’s depreciation against the U.S. dollar, the CSRC has taken the position that such measures do not reflect capital control measures, but rather capital management measures which allow for outflows of capital pursuant to applicable regulations and procedures;

●	with respect to any uncertainty as to how the M&A Rules will be interpreted or implemented by the relevant PRC authorities, based upon guidance from the CSRC to similarly-situated companies, the Company believes the uncertainty relates primary to the interpretation or implementation of the M&A Rules in the context of an overseas offering;

●	regarding Risks Related to Doing Business in China, the Company believes that the amended disclosure is consistent with CSRC and SEC guidance relating to U.S. securities offerings by similarly-situated companies; and

●	that the risk that restrictions under PRC law on our PRC Subsidiaries’ ability to make dividends and other distributions should more accurately be described as procedural requirements under applicable to make dividends or other distributions outside of the PRC.

We thank the Staff for its review of the Registration Statement and this correspondence. Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Joe Laxague
Joe Laxague

cc:	Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited

4